UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
March
, 2024
Commission File Number
000-29962

Kazia Therapeutics Limited
(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F ☑
Form
40-F ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM
6-K
REPORT
On March 27, 2024, Kazia Therapeutics Limited (th
e “Comp
any”) reported its unaudited half-year results for the six months ended December 31, 2023, a copy of which is attached to this Form
6-K
as Exhibit 99.1.
The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on
Form F-3
(File
No. 333-259224
and
333-276091).

EXHIBIT LIST

Exhibit	Description

99.1	Half-year report for the six months ended December 31, 2023

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: March 2 7 , 2024